EXHIBIT 19

October 2025

Boston Scientific Corporation Stock Trading Policy

Purpose
The purposes of this Stock Trading Policy (this “Policy”) are: (1) to prevent insider trading by persons subject to this Policy in violation of the securities laws of the United States; (2) to prevent the possible appearance of impropriety in connection with trading or other related activities; and (3) to reduce the risk that persons subject to this Policy might be found to have engaged in activities that are otherwise inconsistent with Boston Scientific Corporation’s (“BSC” or the
“Company”) Code of Conduct or standards of business ethics.

Scope
This Policy applies to all directors, officers and employees of BSC and, as appropriate, vendors, contractors or consultants who may come into possession of material non-public information about BSC and all other Covered Persons, including Related Insiders, as further described in this Policy. If you have any questions about this Policy, please contact BSC’s office of the General Counsel, which for purposes of this Policy means BSC’s General Counsel, Chief Corporate Counsel or one of its
Securities & Governance Counsel.

Statement of Policy:

A.General
As a general rule, it is against insider trading laws to buy or sell stocks, bonds or other securities while in possession of material non-public information (MNPI) relevant to those stocks, bonds or other securities. It is also against insider trading laws to communicate MNPI or make a trade recommendation based on MNPI to others who then trade on the basis of the MNPI or recommendation.
MNPI Definition: MNPI is defined in detail below. At a high level, MNPI refers to confidential details about a company or its securities that have not been disclosed to the general public but could significantly impact an investor’s decision to buy, sell, or hold those securities.
Individual Liability For Insider Trading: The consequences of an insider trading violation can be severe and may result in the U.S. government subjecting individual violators to personal civil and criminal liability, including the following penalties:
•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine of up to $5,000,000 (regardless of the size of the actual profit); and
•A prison term of up to twenty years.

These penalties, fines, and prison terms may apply to any person who trades on MNPI. They also may apply to any person who has communicated MNPI—whether deliberately or inadvertently—to other persons who trade on the basis of that information. An individual who provides MNPI to another person who then trades is subject to the same penalties even if the individual did not trade and did not profit from the trade.

BSC and Supervisor Liability For Insider Trading: The securities laws also expose employers, such as BSC, and the Company’s supervisory personnel, to possible serious liability if it is found that they failed to take appropriate steps to prevent an employee’s insider trading.

Employee Consequences: The Company’s Code of Conduct establishes the consequences for employees who violate Company policies, including this Policy. Company policy prohibits any illegal activity. As a result, insider trading violations may result in corrective action, including termination for cause. Note that Company policies also: (1) prohibit the appearance of impropriety that can result from otherwise legal trades; (2) prohibit the improper disclosure of Company confidential information; (3) require an obligation to be completely truthful and candid, sharing all relevant information with persons conducting company investigations; and (4) require an understanding of stock trading rules. Violations of any of these policies may also result in corrective action, up to termination, even where an insider trading violation has not been found, but where other policy violations have been found during the investigation into the insider trading matter.

B.Scope

Covered Activities:

This Policy covers “trading” activity which includes not only purchases and sales of BSC’s stock, but transactions in other securities, including bonds, options, warrants, puts and calls, forward contracts, and other derivative securities related to any of BSC’s securities. BSC considers this to include purchases and sales of interest in mutual funds and exchange-traded funds in which BSC stock represents 5% or more of fund holdings at the time of purchase or sale. This Policy also applies to gifts of BSC securities, which may include gifts to trusts for estate planning purposes or donations to charitable organizations.

Maintaining the confidence of investors and the Company’s reputation for business integrity is critical to the achievement of BSC’s strategic objectives as a company. This Policy identifies certain circumstances when legal trading in BSC’s securities by directors, employees and others may create the appearance of impropriety. This Policy prohibits trading in those circumstances in addition to illegal trades.

In addition, it is also illegal and a violation of this Policy to provide MNPI to another who may trade or to advise another to trade on the basis of such MNPI (generally referred to as “tipping”). This Policy applies regardless of whether the person or entity who receives the information (the “tippee”) is related to a Covered Person and regardless of whether the Covered Person receives any monetary benefit from the tippee.

It is also BSC’s policy to comply with all applicable federal securities laws, rules and regulations, and New York Stock Exchange listing standards, concerning transactions in BSC’s securities on the Company’s behalf.

Covered Persons: This Policy covers activities by the following persons (each a “Covered Person”):
•You, as a BSC director, employee, or third-party vendor, contractor, consultant or other staff or service provider of BSC; and
•The following persons (each a “Related Insider”):
•Family members, including but not limited to spouses, minor children (including children who have moved away or gone to college but remain financially dependent on you), other adult family members who reside with you, or anyone else who lives in your household in a family-like relationship or living situation regardless of blood or legal relationship, including but not limited to a live-in caregiver or roommate; and
•Anyone else whose transactions in BSC securities are directed by you, or who are subject to your influence or control who may consult with you before they trade in BSC securities, such as parents, children, friends, grandchildren, grandparents, first cousins, uncles, aunts, nephews, nieces, or any corresponding step relations, or any domestic employees or tenants; and
•Any entities that are controlled, influenced or managed by you or your family members, including but not limited to partnerships of which you are the general partner, corporations of which you are the controlling shareholder, trusts of which you are the trustee, and estates of which you are the executor.

All Covered Persons are subject to this Policy. You are responsible for compliance with this Policy by your Related Insiders, and you may be liable for insider trading violations as a “tippee” under U.S. securities laws if any of your Related Insiders impermissibly trade in Company securities. You should make your Related Insiders aware of the need to confer with you before they transact in BSC securities to ensure that their transactions would not be prohibited under this Policy or insider trading laws.
Please note that many countries in addition to the U.S. have laws regarding insider trading. This Policy applies to all Covered Persons, even if the activities prohibited under this Policy are not illegal in the country where a Covered Person is located. Pursuant to the Company’s Code of Conduct, employees are expected to comply with all applicable laws, including those outside the U.S.

Covered Information:

Materiality: In general, information is “material” if it is significant to BSC’s business or financial condition such that a reasonable investor would consider the information important in determining whether to buy, sell or recommend BSC securities, or if its public disclosure could reasonably be expected to affect the price of BSC securities. Material information may be positive or negative, and information may be material even if it relates to future, speculative or contingent events or is significant only when considered in combination with publicly available information. Examples of events or developments that should be presumed to be “material” include, but are not limited to:
•Any non-public information regarding earnings or related financial performance information, including but not limited to guidance or trends;
•Success or failure of a significant research and development project or existing product, including achievement of, or failure to achieve, development or commercial milestones;
•Gain or loss of a major customer, supplier, finance source or order;
•Significant changes in senior management or directors;
•A declaration of a stock split, dividend or an offering of additional securities or share repurchase;
•Actual or threatened significant litigation or governmental investigations;
•The existence of liquidity problems;
•A purchase or sale of a business or substantial assets (“M&A”), or other significant strategic activity;
•A significant cybersecurity breach or other incident;
•Possible changes in credit ratings;
•Significant labor disputes or negotiations, including possible strikes;
•Possible proxy contests;
•Possible analyst upgrades or downgrades of Company securities;
•A field action related to a significant product family; and
•Clinical trial results for significant products.

Non-Public Information: BSC considers information to be non-public until:
•It has been released to the public by BSC through appropriate channels, e.g., by means of a Securities and Exchange Commission (“SEC”) filing, a press release, during a conference call or a web cast, in each case made available to a broad investor audience and with proper notice; and

•Enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be non-public for two business days after its public disclosure.
Ultimately, you are responsible for making a judgment as to whether you have MNPI at the time you or a Related Insider are contemplating a transaction in BSC securities. Transacting during a permitted window and/or obtaining pre-clearance in accordance with this Policy does not relieve you or a Related Insider of the legal obligation to refrain from transacting while in possession of MNPI.
Your conduct will be judged with 20/20 hindsight; although an event may not seem to be material at the time, there is a possibility that it will ultimately be significant to the market once made public. Accordingly, when in doubt as to a particular item of information that is non-public, always presume it to be material and refrain from trading or disclosing it to others.
Violation of this Policy by you or by any of your Related Insiders that may be attributable to you is grounds for disciplinary action, including immediate dismissal from employment or service from BSC.

C.Policy and Procedure

1.General Restriction on Transactions While in Possession of Material Non-Public Information. No Covered Person may (i) trade in or gift BSC’s securities during any period of time in which such person has knowledge of material information about BSC that has not been made available to the investing public (other than trades made pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1 or certain specified activity under Company employee plans, including the Company’s employee stock purchase plan (ESPP), or gifts in certain circumstances, each as discussed below) or (ii) “tip” or disclose MNPI concerning BSC or make any recommendations or express opinions on the basis of MNPI as to trading in BSC securities (or any other company or its securities to the extent such information is acquired in the course of employment with, or the performance of services on behalf of, BSC) to any other persons or entities (including Related Insiders or any other Covered Persons, analysts, individual investors and members of the investment community and news media), unless such disclosure is made in accordance with BSC’s policies regarding the protection or authorized external disclosure of information and only to the extent permitted by securities laws. If MNPI is inadvertently disclosed by any Covered Person, the person making or discovering that disclosure should immediately report the facts to BSC’s office of the General Counsel.

2.Quarterly “Windows” for Information Sensitive Positions. To avoid the risk of improper trading and to avoid even the appearance of improper trading practices, individuals with access to certain sensitive information concerning BSC are subject to certain quarterly restrictions on their trading activities. The following persons are considered to hold positions that are “information sensitive”: (i) any director, executive officer, or employee holding the title of Vice President and above at BSC; (ii) any person who has access to corporate-wide or other material financial information prior to its public release; (iii) designated employees responsible for the preparation of financial information concerning BSC; and (iv) any other employee who has been notified by BSC’s office of the General Counsel that such person is in an information-sensitive position on either a permanent or temporary basis.

Individuals holding any of the above-listed positions (and any Related Insiders of such individual) may only trade in or gift BSC’s securities during “open window periods” set by the Company. There will ordinarily be a window for trading open in each fiscal quarter during the period beginning on the second business day after the date upon which BSC’s earnings for BSC’s immediately preceding fiscal quarter have been publicly announced and ending at market close on the last business day of the second calendar month of the quarter in which the announcement is made. There is also an additional trading limitation with respect to the release of annual financial results. Individuals holding any of the above-listed positions (and any Related Insiders of such individual) may only transact in BSC’s securities during the period beginning on the second business day after the date upon which BSC’s earnings for the immediately preceding fiscal year have been announced and ending on the later of (i) market close ten business days thereafter or (ii) market close on the last business day of the second calendar month of the quarter in which the announcement is made. All such persons may be subject to further restrictions on trading under paragraph 3 below.

Compliance with the trading periods set forth in this paragraph does not excuse an individual (or any Related Insiders of such individual) from compliance with the prohibitions in this Policy, including against trading on MNPI, trading during limited trading periods (“blackout periods”), selling short, failing to provide notice to BSC prior to a trade, or trading in the stock of applicable third parties while in possession of MNPI. All employees, including those in information sensitive positions, are required to evaluate whether they are in possession of MNPI prior to executing transactions involving BSC securities, even during open window periods.

Open Window periods are subject to adjustment by the Company and may be closed early or adjusted without prior notice.

3.Designated Limited Trading (“Blackout”) Periods. BSC’s President and Chief Executive Officer, General Counsel or Chief Financial Officer may from time to time declare a restricted trading period for a designated group of individuals who they deem to have knowledge of significant events or projects, apart from the quarterly periods discussed in paragraph 2 above (these additional restricted trading periods are also called “blackout periods”). Individuals who are designated as members of such a group may not trade in BSC’s securities during this restricted trading period. Individuals will be notified if and when they become part of a designated group. A notified person must not discuss the fact that the security is restricted or “blacked out” with any person (other than a designated Company representative to the extent necessary for the resolution of any questions or issues).

4.Notice to the Office of the General Counsel and Pre-Clearance for Certain Individuals. Prior to making any trade or gift in BSC securities, all directors and executive committee members must contact BSC's office of the General Counsel for pre-clearance. The pre- clearance process helps to facilitate compliance with the two-day filing requirement under Section 16 of the Securities Exchange Act for directors and executive officers. During the pre-clearance process, the office of the General Counsel will consider if there are any important pending developments that need to be made public before the person may properly participate in the market, or if BSC is engaged in an activity that may require BSC to limit trading by such persons, as well as compliance with stock ownership guidelines.

5.No Short Sales. In no event should any person in an information-sensitive position (or any Related Insider of such person) sell BSC’s stock “short” (a sale in which the seller does not own the stock at the time) or “short against the box” (a seller owns stock but does not plan to deliver it currently), nor should such a person buy a put option or write a call option on BSC’s stock unless such a person otherwise owns at least the number of shares underlying the option. Short sales of BSC securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in BSC or its short-term prospects. In addition, short sales may create a conflict of interest and reduce the seller’s incentive to improve BSC’s performance. For these reasons, short sales of BSC securities by all persons in information-sensitive positions are prohibited. Moreover, it is illegal for officers and directors of BSC and any other person reporting under Section 16 with respect to BSC to affect short sales of BSC securities under Section 16 of the Exchange Act.

6.No Hedging and Pledging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of such a person’s stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership. Similarly, pledging of stock or the use of stock as margin to secure borrowings potentially divests individuals of control over the sale of the stock. Accordingly, BSC directors and executive committee members are prohibited from entering into transactions that hedge the value of BSC securities or pledge securities as collateral for a loan, including a margin loan. New directors or executive committee members must unwind pre-existing hedging or pledging arrangements within nine months of their election or appointment. Hedging or pledging arrangements entered into by directors or executive committee members may need to be disclosed in certain of BSC’s filings with the SEC.

7.Trading Securities of Third Parties. Any Covered Person who possesses MNPI related to any company with which BSC does business or is considering doing business (including a company with respect to which BSC is considering a potential acquisition or investment) that was obtained in the course of employment with or service to BSC may not purchase or sell securities of that company while in possession of such MNPI.

8.Transactions Under Company Plans. This Policy does not apply to the cash exercise of an employee stock option, the vesting of restricted stock, or to the exercise of a tax withholding right pursuant to which you elect to have BSC withhold shares of stock to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock, including as part of a “broker-assisted” cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. For additional information concerning equity awards granted by BSC, please consult the plan prospectus, available on the BSC intranet site.

9. 401(k) Plan. This Policy does not apply to purchases of BSC stock in the Company’s 401(k) Retirement Savings Plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) Retirement Savings Plan, including; (i) an election to make an intra-plan transfer of an existing account balance into or out of BSC’s stock fund; (ii) an election to borrow money against your 401(k) Retirement Savings Plan account if the loan will result in a liquidation of some or all of your BSC stock fund balance; and (iii) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the BSC stock fund. For additional information concerning the 401(k) Retirement Savings Plan, please consult the plan summary plan description, available on the BSC intranet site.

10.Employee Stock Purchase Plan (ESPP). This Policy does not apply to purchases of BSC stock, made via regular payroll deductions, through the ESPP. This Policy does apply, however, to sales of shares acquired through the ESPP. For additional information concerning the ESPP, please consult the ESPP Prospectus, available on the BSC intranet site.

11.Gifts. Notwithstanding any other provision under this Policy, bona fide gifts to family members or family trusts, including for purposes of estate planning, may be permissible during a period when such individual may otherwise be restricted from trading under certain circumstances, provided such individual has received pre-approval by BSC's office of the General Counsel. In addition, individuals subject to trading pre-clearance under this Policy are required to request pre-clearance by BSC's office of the General Counsel prior to making any gifts.

12.Pre-arranged 10b5-1 Trading Plans. SEC Rule 10b5-1 provides an affirmative defense to a claim of insider trading if trades occur pursuant to a pre-arranged ‘trading plan’ that meets specified conditions. Under this rule, if you execute a binding contract, an instruction, or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, at a time when you do not possess material non-public information, then you may assert the existence of the contract, instruction, or plan as an affirmative defense to a subsequent claim that you have engaged in insider trading. Arrangements under this rule may specify amount, price, and date through a formula or may specify trading parameters that another person has discretion to administer; however, you may lose the affirmative defense afforded by the rule if, among other things, you exercise any subsequent discretion affecting the transactions, including modification or termination of a trading plan. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions that must be satisfied under Rule 10b5-1 before you can rely on this rule. You should seek the advice of qualified securities law counsel in connection with establishing such a plan or if you have any questions about an existing plan. Any Rule 10b5-1 plan must comply with this Policy, including the requirements set forth below, as well as any additional guidelines with respect to such plans as BSC may from time to time adopt. Any Rule 10b5-1 trading plan must be submitted to BSC’s office of the General Counsel for review and pre-clearance at least two weeks before the anticipated execution of the plan. Covered Persons may only enter into a Rule 10b5-1 trading plan during a period in which they are allowed to trade in BSC stock pursuant to this Policy.
In general, a Rule 10b5-1 plan must be entered into or modified (as defined below) at a time when the person entering into or modifying the plan is not aware of material nonpublic information about BSC. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, (i) for directors or executive committee members, ends on the later of 90 days after the adoption or modification of the Rule 10b5-1 plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification of the plan), and (ii) for all other Covered Persons, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions pursuant to Rule 10b5-1) and may only enter into one “single trade” Rule 10b5-1 plan during any 12-month period (subject to certain exceptions pursuant to Rule 10b5-1). A Rule 10b5-1 Plan must include a representation certifying that the adopting person (a) is not aware of any material nonpublic information; and (b) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan. As used herein, “modification” and “modified” shall mean any modification or change to the amount, price, or timing of the purchase or sale of the securities underlying a Rule 10b5-1 plan, or a Rule 10b5-1 plan modification, such as the substitution or removal of a broker that is executing trades pursuant to such Rule 10b5-1 plan on behalf of the person, that changes the price or date on which purchases or sales are to be executed. These requirements may be amended from time to time in accordance with applicable law.

Please contact BSC’s office of the General Counsel with any questions you may have about this Policy or the foregoing procedures.

POLICY UPDATE

This Policy shall be republished annually following the close of BSC’s fiscal year, at which time copies will be made available to all directors and employees, with specific notice to those individuals in information-sensitive positions as of that date.

DISCLAIMER OF NEW LIABILITIES

This Policy is not intended and shall not be deemed to impose on BSC or its directors or employees any civil, criminal, or other liability that would not exist in the absence of this Policy.

October 20, 2025

Questions?	If you have any questions about this Policy, please contact BSC’s office of the General Counsel.